Exhibit (N)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights”, "More Information About the Fund", and "Fund Advisers and Service Providers" in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information each dated June 12, 2025, included in this Post-Effective Amendment No. 2 on the Registration Statement (Form N-2 No. 333-274872) of Voya Enhanced Securitized Income Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated April 29, 2025, with respect to Voya Enhanced Securitized Income Fund (the “Fund”) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended February 28, 2025, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

June 10, 2025